LADENBURG THALMANN & CO. INC.

570 Lexington Avenue, 11th Floor

New York, New York 10022

May 3, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re: Parnell Pharmaceuticals Holdings Ltd — Request for Acceleration

Registration Statement on Form F-1, as amended

File No. 333-210778

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of Parnell Pharmaceuticals Holdings Ltd (the “Company”) that the effective date of the above-captioned Registration Statement, as then amended, be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on May 5, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we have effected the distribution of approximately 100 copies of the Company’s preliminary prospectus, dated April 15, 2016, through the date hereof, to prospective underwriters, dealers, institutional investors and others.

We advise that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very Truly Yours,

By: LADENBURG THALMANN & CO. INC.

By:	/s/ David Strupp
Name: David Strupp
Title: Co-head of Healthcare Investment Banking